Filed by Weyerhaeuser Company

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

TRI Pointe & WRECO

A Powerful Combination

November 4, 2013

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Disclaimer

Forward-Looking Statements

This presentation contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions. and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these Forward-looking statements. There is no guarantee that any of the events anticipated by these Forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any Forward-looking statement unless required to do so by the federal securities laws.

Some Forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this presentation include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company

(“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this presentation that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the

Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe and Weyerhaeuser, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus. TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

2

Doyle Simons President &

Chief Executive Officer

Barry Sternlicht Chairman

Doug Bauer

Chief Executive Officer

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

TRI Pointe & WRECO: A Powerful Combination

TRI Pointe Homes and Weyerhaeuser have entered into an agreement whereby

Weyerhaeuser’s homebuilding subsidiary, WRECO, will combine with TRI Pointe in a Reverse Morris Trust transaction, expected to be tax-free, and valued at approximately $2.7 billion

Creates a leading national homebuilder focused on some of the most attractive housing markets in the U.S. with an approximate estimated combined equity market capitalization of $2.5 billion(1)

Combines industry-leading management at TRI Pointe with WRECO’s strong local market franchises and management teams

Expands land holdings with a combined land position of more than 30,000 lots including approximately 19,000 lots in California

Strong long-term growth potential

(1) Estimated combined equity market capitalization calculated using TPH market capitalization as of 11/1/2013 divided by 19.5%.

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

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Transaction Overview

Structure and Consideration	• Weyerhaeuser's homebuilding business to merge with a subsidiary of TRI Pointe Homes in a Reverse Morris Trust transaction • Total transaction value of approximately $2.7 billion(1), including $2.0 billion in TPH stock (approximately 130 million shares) and approximately $700 million in cash
Ownership	• Weyerhaeuser shareholders: 80.5% • Existing TRI Pointe shareholders: 19.5%
Board of Directors	• Barry Sternlicht to remain Chairman and Doug Bauer as CEO and a director • Board will expand from seven to nine directors; TRI Pointe will appoint five directors and Weyerhaeuser will appoint the remaining four directors
Management	• CEO: Doug Bauer, current TRI Pointe Chief Executive Officer • COO: Thomas Mitchell, current TRI Pointe Chief Operating Officer • CFO: Michael Grubbs, current TRI Pointe Chief Financial Officer
Headquarters	• Irvine, California
Conditions and Expected Closing	• Transaction anticipated to close in the second quarter of 2014, subject to customary closing conditions, including regulatory and TRI Pointe stockholder approvals • Starwood and TRI Pointe's management have agreed to vote approximately 40% of outstanding TRI Pointe shares in favor of the transaction

(1) Based on TRI Pointe share price of $15.38 (11/1/2013).

5

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

TRI Pointe HOMES

Strategic Rationale for Weyerhaeuser

Combination creates a strong standalone homebuilder

Top 10 public homebuilder based on estimated combined equity market value

Significant long-term growth potential

Opportunity for pure play homebuilding investment

Appropriate homebuilder capital structure allowing access to additional capital

A more focused Weyerhaeuser

Concentrate on forest products businesses

Expect reduced earnings volatility

Capital allocation to grow shareholder value

Reverse Morris Trust (“RMT”) transaction structure

Weyerhaeuser shareholders will receive approximately 80.5% of TRI Pointe shares and pre-transaction TRI Pointe shareholders will own the balance

Expected to be tax-free to Weyerhaeuser and its shareholders

Creates the Most Value for Weyerhaeuser Shareholders

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

Benefits to Shareholders of New TRI Pointe Homes

Best-in-class senior management team combined with strong and experienced local management

Expands geographic presence into additional attractive, high-growth markets

Deepens California footprint

Expands land holdings with a combined land position of more than 30,000 lots owned and controlled

Strengthens balance sheet

Increases equity market capitalization and stock liquidity

Transaction expected to be EPS accretive to TRI Pointe shareholders

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

Summary Overview:

TRI Pointe Homes

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

Experienced and Proven Leadership

Senior management has worked as a team for nearly 25 years

Significant prior experience running a large, geographically diversified, growth-oriented public homebuilder

Deep local market knowledge and strict operating discipline

Additional access to extensive real estate expertise

Chairman and CEO of Starwood

Capital Group since formation in 1991

Former Chairman and CEO of

Starwood Hotels & Resorts

Current Chairman and CEO of

Starwood Property Trust, Inc.

Barry S. Sternlicht Structured transactions valued at

Chairman more than $50 billion

25 years of real estate and

homebuilding experience

Former EVP and Southern California

Regional President at WLH

Thomas Mitchell

President and COO

25 years of real estate and

homebuilding experience

Former President and COO of WLH

Previously, managed WLH Northern

California Division

Douglas Bauer

Chief Executive Officer

25 years of real estate and

homebuilding experience

Former SVP / CFO of WLH

Previously specialized in real estate

accounting at Kenneth Leventhal & Co.

Michael Grubbs

Chief Financial Officer

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

TRI Pointe Homes–Company Overview

Leading regional merchant homebuilder focused on attractive California and Colorado markets

3 operating divisions: Northern California, Southern California and Colorado

Build across a variety of price points and home sizes that provide flexibility to pursue wide array of land acquisition opportunities

Rapid year-over-year growth in last twelve months across key metrics

Geographic Footprint

Owned Deliveries & Inventory Breakdown

LTM Deliveries 2Q13 Lot Inventory(1)

Northern Colorado

California 19%

24%

Northern

California

40%

Southern Southern

California California

76% 41%

Total –253 Deliveries Total –2,682 Lots

(1) Lots owned and controlled which includes land under a purchase contract, option contract or non binding letter of intent. Note: All data as of June 30, 2013.

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

Summary Overview:

WRECO

The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

WRECO–Company Overview

Top National Builder with industry–leading profitability

Ranked 17th by closing volume and 13th by revenue as of 2012(1)

Established local brands in desirable long–term markets

7 states, 10 sub–markets, 5 primary brands (and 6 brand extensions)

Attractive land supply in geographically diverse and land–constrained markets

Over 27,000 lots in high–growth, land–constrained markets Extensive builder/developer capabilities

Land strategies are sub–market specific Industry–leading quality and customer service

Willingness–to–refer rating of 95%(2) Highly experienced management team

Average tenure of WRECO and subsidiary presidents approximately 20 years

(1) Public company filings and Builder Magazine, May 2013.

(2) Independent customer surveys.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

WRECO’s Geographic Footprint

Market: Phoenix/Tucson, AZ

Market: Greater Puget Sound, WA 2012 ASP: $265k Market: Washington, DC Metro Area,

2012 ASP: $292k Richmond, VA

2012 ASP: $499k

Market: Los Angeles/Ventura,

Inland Empire, San Diego, CA

Las Vegas, NV

2012 ASP: $397k

Market: Houston, TX

2012 ASP: $419k

~700 Employees

as of September 30, 2013

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

A Powerful Combination

Industry-leading management team at TRI Pointe combined with WRECO’s local market-leading franchises and strong entrepreneurial management teams Broad and complementary geographic footprint with leadership positions in attractive housing markets such as California, Houston, Las Vegas, Phoenix, Washington, D.C. & Seattle

Combines merchant building model with WRECO’s land development capabilities and enhanced California land position Combined total lot position of over 30,000 lots

Focus on move-up segment with combined company ASP in excess of $400,000(1), while executing a tailored approach to branding and product development

Strong gross margin performance with estimated combined margins of 23%(2) on LTM basis

Expected to have conservative leverage and ample liquidity for growth Potential for operating savings and additional revenue growth associated with ancillary businesses Transaction expected to be EPS accretive to TRI Pointe stockholders

(1) Based on weighted average revenues.

(2) Estimated combined adjusted homebuilding gross margin calculated using TPH and WRECO LTM figures as of 6/30/2013. LTM adj. gross margin excludes capitalized interest amortization, impairment, deposit write-off and project abandonment costs.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Leading Brand Names Targeted to Specific Markets

Market: Orange County, Los Angeles, San Diego, San Francisco Bay Area, Denver 2012 Single-Family Closings: 144 Lots Owned & Controlled: 2,682

Market: Greater Puget Sound 2012 Single-Family Closings: 415 Lots Owned & Controlled: 1,355

Markets: Los Angeles/Ventura, Inland Empire, San Diego, Las Vegas 2012 Single-Family Closings: 681 Lots Owned & Controlled: 18,450

Markets: Washington, D.C. Metro Area, Richmond, VA

2012 Single-Family Closings: 352 Lots Owned & Controlled: 3,395

Markets: Phoenix, Tucson

2012 Single-Family Closings: 389 Lots Owned & Controlled: 2,440

Market: Houston

2012 Single-Family Closings: 477 Lots Owned & Controlled: 1,739

Total Lots Owned and Controlled: 30,061 Total 2012 Single-Family Closings: 2,458 Projected 2013 Single-Family Closings: ~3,350

Note: TPH lots owned and controlled as of 6/30/2013. WRECO lots owned and controlled as of 9/30/2013.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Leadership Positions in Several High Growth Markets

Leading Local Presence(1)

Location	Overall Position	Target Segment Position	Target Segment Definition
Pardee Homes			
San Diego	#3	#2	$600K – $1MM
LA County	#8	#5	$400K – $700K
Inland Empire	#9	#7	$100K – $400K
Las Vegas	#9	#5	$200K – $500K
Maracay Homes			
Phoenix	#13	#13	$200K – $450K
Quadrant Homes			
Seattle	#3	#3	$200K – $450K
Trendmaker Homes			
Houston	#11	#3	$350K – $800K
Winchester Homes			
Washington, DC	#4	#3	$450K – $650K
TRI Pointe			
Southern California			$300K – $1.5MM
Northern California			$400K – $2.0MM
Denver, CO			$300K – $650K

High Growth Markets(2)

(John Burns Home Value Index)



58%
17%
41%
19%
39%
13%
27%
13%
27%
5%
26%
5%
22%
7%
19%
5%
Las Vegas
Phoenix
Riverside
San Diego
Seattle
U.S. Average
Los Angeles
Washington, D.C.
Next 5 Years Growth (%)
YoY Change (%)

Housing Permits as % of Peak(3)

Based on LTM closings (in years)



59%
56%
46%
37%
24%
20%
17%
13%
9%
Houston
Seattle
Washington, D.C.
U.S. Average
Phoenix
Las Vegas
Los Angeles
San Diego
Riverside

(1) Based on Hanley Wood data for 12 months ended December 31, 2012.
(2) John Burns Home Value Index (April 2013).
(3) John Burns Real Estate Consulting.

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The following materials were distributed by Weyerhaeuser Company in connection with an investor conference call on November 4, 2013.

TRI Pointe HOMES

Land Supply to Fuel Expansion

Combined Lot Position(1)

TRI Pointe WRECO Combined

Market Owned Optioned Total Owned Optioned Total Company

Southern California 713 374 1,087 15,055 58 15,113 16,200

Northern California 759 327 1,086 1,372—1,372 2,458

Washington, D.C. (2) —2,330 1,065 3,395 3,395

Arizona—1,007 1,433 2,440 2,440

Nevada—1,580 385 1,965 1,965

Washington—859 496 1,355 1,355

Texas—1,364 375 1,739 1,739

Colorado 57 452 509 509

Total 1,529 1,153 2,682 23,567 3,812 27,379 30,061

Combined Land Supply at High End of Peers(3)

Based on LTM closings (in years)

16.9

12.5

11.0

9.1 9.0 8.6 8.4 8.3

7.7 7.0

6.1 5.6 5.6 5.5 5.4

3.4

2.1

WCIC TOL WLH TMHC TPH LEN SPF DHI KBH PHM RYL NVR MHO HOV BZH MDC MTH

Estimated

Combined

(1) Reflects lots owned and controlled as of 9/30/2013 for WRECO and 6/30/2013 for TRI Pointe.

(2) Includes lots in the greater metro area as well as recently acquired lots for expansion into the Richmond, VA market.

(3) Estimated combined TPH lot position divided by combined company projected 2013 single family closings of approximately 3,350.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Significantly Increases Size, Scale & Profitability

Equity Market Value(1)

$ in billions

$8.4

$6.8 $6.8

9th Largest Homebuilder by

Equity Market Value

$5.6

$4.4

$3.1

$2.6 $2.6 $2.5

$2.1

$1.6

$1.4 $1.4

$0.8 $0.8

$0.6 $0.5 $0.5

LEN DHI PHM TOL NVR SPF BRP TMHC RYL MTH KBH MDC HOV WLH BZH MHO MHO

(Estimated

Combined)

(1) Equity value as of 11/1/2013. Estimated combined equity market value calculated using TPH market capitalization as of 11/1/2013 divided by 19.5%.

Source: Company filings and presentations.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Combined Liquidity / Capital Structure

Debt / book capitalization of 43% in line with peer group

Expected strong pro forma liquidity with ample “dry powder” to invest in cyclical housing recovery already underway Expect to issue senior unsecured notes to coincide with closing of transaction A portion of the proceeds will be paid to Weyerhaeuser at closing

Debt / Book Capitalization(1)

140%

80% 87%

57% 62%

48% 49% 50% 53% 53%

42% 43% (2) 44% 44%

31% 32%

PHM NVR DHI TPH TOL MHO MDC TMHC MTH LEN WLH SPF RYL KBH BZH HOV

Estimated

Combined

Source: Based on last reported company filings as of 11/1/2013.

(1) Debt / Book Capitalization equal to total debt divided by the sum of book value of equity, total debt and minority interest.

(2) TPH estimated combined assumes 11/1/2013 TPH share price of $15.38, approximately $700mm dividend to Weyerhaeuser, and assumed $800mm of new debt.

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.

Key Investment Highlights

TPH founders have deep experience growing and managing a public company

Proven Leadership Strong regional management teams allow an accelerated growth strategy

Respected industry veteran, Barry Sternlicht, remains Chairman

Broad geographic footprint in nation’s leading markets

Enhances Geographic Presence Poised for continued growth at the early stages of a recovery

Supply constraints and strong job growth in core markets

Pardee offers a strong franchise with an enviable land position in California

Attractive Land Holdings Controlling over 30,000 lots provides a competitive advantage in land constrained markets

Land holdings provide optionality for future land and lot sales

Extensive, long-term relationships in our core regional markets

Strong Relationships with

Access to attractive land opportunities in desirable master plan communities

Key Land Owners and Developers

Long track record of delivering high quality product and profits

Expected to be EPS accretive to TRI Pointe stockholders

Attractive Growth Potential

Strong margin contribution from WRECO assets at book value

Prudent balance sheet with capacity to grow

Significant increase in market capitalization and number of shares outstanding

Increased Market Capitalization

Improved access to capital markets

and Stock Liquidity

Broader investor base

The following materials were distributed by Weyerhaeuser Company in connection with a investor conference call on November 4, 2013.